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16021831

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AUG 30 2016

Washington DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65839

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 (MM/DD/YY) AND ENDING 6/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: America's Growth Capital, LLC d/b/a AGC Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 High Street, 22nd Floor
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Stumpf 617-261-4117 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, M. Benjamin Howe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of America's Growth Capital, LLC d/b/a AGC Partners, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

x [signature]
Signature

CEO - Co-Founder
Title

[signature]
Notary Public


PAIGE WOODSUM RAND
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 26, 2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WOLF
& COMPANY, P.C.

America's Growth Capital, LLC

(d/b/a AGC Partners)

Financial Statement

Year Ended June 30, 2016



Table of Contents



Report of Independent Registered Public Accounting Firm

To the Member and Management of America's Growth Capital, LLC:

We have audited the accompanying statement of financial condition of America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company"), a Delaware Limited Liability Company and a wholly-owned subsidiary of America's Growth Capital Holdings, LLC, as of June 30, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of America's Growth Capital, LLC as of June 30, 2016, in conformity with accounting principles generally accepted in the United States of America.

Wolf & Company, P.C.

Boston, Massachusetts
August 9, 2016

America's Growth Capital, LLC

(d/b/a AGC Partners)

Statement of Financial Condition

June 30, 2016

Assets	
Cash and cash equivalents (restricted portion $111,927)	$ 8,768,887
Securities owned, at fair value	133,111
Investment banking fees receivable	889,332
Other receivables	36,000
Due from related parties, non-interest bearing	1,799,801
Prepaid expenses and other current assets	263,917
Deposits	99,986
Property and equipment, net	331,606
Total assets	$ 12,322,640

Liabilities and Member's Equity	
Liabilities:	
Accounts payable	$ 7,042
Accrued compensation	2,079,475
Deferred rent and lease incentive	486,431
Deferred revenue	852,976
Other liabilities	189,981
Total liabilities	3,615,905
Member's equity	8,706,735
Total liabilities and member's equity	$ 12,322,640

See accompanying notes to financial statement.

America's Growth Capital, LLC
(d/b/a AGC Partners)

Notes to Financial Statement

Year Ended June 30, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

America's Growth Capital, LLC (d/b/a AGC Partners) (the "Company") was incorporated January 8, 2003 under the laws of the State of Delaware and is a limited liability company. America's Growth Capital Holdings, LLC (the "Member" or "Parent") is the Company's sole member.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages principally in investment banking services for its clients around the globe. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). All items of income and expense are accounted for on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments with maturity of three months or less at the time of purchase. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of the Company.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Banking Fees Receivable

Investment banking fees receivable represent amounts invoiced by the Company. Management assesses the need for any allowance for doubtful accounts based on information regarding individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable losses inherent in the accounts receivable balance. There is no allowance for doubtful accounts at June 30, 2016.

Deferred Revenue

In the ordinary course of business, the Company invoices and collects upfront, non-refundable retainer fees in connection with certain of its service engagements. The retainer fees are deferred and recognized ratably over the estimated term of the engagement.

Income Taxes

The Company is a wholly-owned limited liability company. Accordingly, the Company does not file its own income tax returns. Instead, the results of operations are included in the income tax returns of its Parent. The Company's tax reporting year end corresponds to the calendar year end. The Company does not pay income taxes to its Parent nor does it have a tax sharing agreement with its Parent. Management does not have the intention of changing these facts. Thus, income taxes are not presented in its statement of financial condition.

Tax positions taken or expected to be taken in the course of preparing the Company's tax returns, including the position that the Company qualifies as a pass-through entity, are required to be evaluated to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authorities. There are no uncertain tax positions that require accrual or disclosure at June 30, 2016. The Company records interest and penalties as part of general and administrative expenses. No interest or penalties were recorded for the year ended June 30, 2016.

The Company is currently open to audit under the applicable statutes of limitations by the Internal Revenue Service for the tax years ended December 31, 2013 through 2015. The years open to examination by state taxing authorities vary by jurisdiction; no tax years prior to December 31, 2013 are open.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is stated at cost and is depreciated using the straight-line method over their estimated useful lives.

	Life in Years
Hardware	2
Software	2
Furniture and fixtures	5 - 7

Leasehold improvements are amortized over the shorter of the estimated useful lives of the assets or the lease life. The remaining lives of property and equipment are reviewed by management on a periodic basis. Management will revise its depreciation policy should it deem that the facts and circumstance so warrant. Repair and maintenance expenditures are charged to operations as incurred.

Securities Owned Valuation

Investments in exchange-traded funds which are traded on a national securities exchange are valued at fair value based on the last reported sales price on the last business day of the reporting period. Management estimates the fair value of investments in securities not traded on a national exchange using a market, income, or cost approach as further discussed in Note 5.

Fair Value Hierarchy

The Company groups its assets and liabilities measured at fair value in three levels which are based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Quoted prices are obtained from readily available pricing sources for market transactions at the measurement date.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Hierarchy (concluded)

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The level of the fair value hierarchy in which the fair value measurement falls is determined by the lowest level input that is significant to the fair value measurement.

Recent Account Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, "Leases (Topic 842)." ASU 2016-02 will supersede current guidance related to accounting for leases and is intended to increase transparency and comparability among organizations by requiring lessees to recognize assets and liabilities in the balance sheet for operating leases with lease terms greater than twelve months. The update also requires improved disclosures to help users of financial statements better understand the amount, timing and uncertainty of cash flows arising from leases. ASU 2016-02 will be effective for fiscal years beginning after December 15, 2019 for private companies with early adoption permitted. The Company is currently evaluating the effect of this new guidance on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU 2014-09 applies to all companies that enter into contracts with customers to transfer goods or services. In July 2015, the FASB modified ASU 2014-09 to be effective for annual reporting periods beginning after December 15, 2018 for private companies. As modified, the FASB permits the adoption of the new revenue standard early, but not before annual periods beginning after December 15, 2016. Entities have the choice to apply ASU 2014-09 either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying ASU 2014-09 at the date of initial application and not adjusting comparative information. The Company is currently evaluating the requirements of ASU 2014-09 and has not yet determined its impact on the Company's financial statements.

3. SECURITIES OWNED

Securities owned, at fair value, consist of the following at June 30, 2016:

Private company stock	$ 133,111
	$ 133,111

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at June 30, 2016:

Hardware	$ 406,114
Software	59,064
Furniture and fixtures	241,232
Leasehold improvements	936,395
	1,642,804
Less: accumulated depreciation and amortization	(1,311,198)
	$ 331,606

In connection with lease for their Boston office, which commenced in August 2011, the Company incurred approximately $916,000 of construction costs. Under the terms of the lease, the Company was reimbursed by the landlord for $827,820 in construction costs. The reimbursement was recorded as deferred lease incentive on the statement of financial condition and is being amortized through rent expense over the lease term.

5. FAIR VALUE MEASUREMENTS

The following table categorizes within the fair value hierarchy (Note 2) the Company's financial assets measured at fair value on a recurring basis as of June 30, 2016:

	Level 1	Level 2	Level 3	Total Fair Value
Assets:				
Private company stock	$ -	$ -	$ 133,111	$ 133,111
	$ -	$ -	$ 133,111	$ 133,111

FAIR VALUE MEASUREMENTS (concluded)

The fair value of the private company stocks are calculated using a market approach. Enterprise values of publicly-traded comparable companies with generally similar business characteristics and operating performance are used to calculate a median enterprise value revenue multiple. This multiple is applied to the private company's revenue to estimate enterprise value and adjusted for the Company's current net equity position. The resulting estimated enterprise value is used to estimate the value of shares held by the Company.

Quantitative Information about Level 3 Fair Value Measurements

	Fair Value	Valuation Technique	Unobservable Quantitative Input	Median Revenue Multiple
Private stock	$ 133,111	Implied enterprise value	Median revenue multiple	1.6x

Both observable and unobservable inputs may be used to determine the fair value of investments that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

The following table presents additional information about Level 3 investments measured at fair value.

Balance as of July 1, 2015	$ 1,190,194
Proceeds from the sale of non-marketable investments	(1,332,237)
Net realized and unrealized gain (losses)	275,154
Balance as of June 30, 2016	$ 133,111

The change in net unrealized gains or losses for Level 3 investments still held at June 30, 2016 totaled a loss of $31,389, which is included in net realized and unrealized gains on investments in the statement of income.

There are no liabilities measured at fair value on a recurring basis, nor are there assets or liabilities measured at fair value on a non-recurring basis.

6. CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to such risk include cash, cash equivalents and accounts receivable which may exceed insured limits. The Company has not experienced losses associated with any such concentrations, and the financial statements do not include any reserves for such risks.

7. COMMITMENTS AND CONTINGENCIES

The Company leases its facilities under operating lease and sublease agreements expiring through December 2020. Deferred rent represents the cumulative difference between the recognition of rent expense on a straight-line basis over the life of the lease and the rent payments made.

Rent expense under the operating leases for the year ended June 30, 2016 was approximately $591,114.

Future minimum lease payments required under operating lease agreements for the years ended June 30 are as follows:

2017	$ 1,049,499
2018	883,256
2019	291,341
2020	14,969
2021	7,485
Total minimum lease payments	$ 2,246,550

In the normal course of business, the Company may enter into underwriting commitments. There are no transactions relating to such underwriting commitments that were open at June 30, 2016.

The Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, management expects the risk of loss to be remote.

Under the terms of one of the Company's office leases, the Company entered into an irrevocable standby letter of credit in the amount of $106,927 for use as a security deposit. The standby letter of credit is secured by the Company's bank balance. The standby letter of credit will remain at its current level until the lease expires on August, 31 2018.

8. REGULATORY NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") regulations and operating guidelines, which require the Company to maintain a specified amount of net capital. Net capital may fluctuate on a daily basis. At June 30, 2016, the Company had net capital of $4,971,066, which is $4,721,066 in excess of its required net capital of $250,000. The Company's net capital requirement is based on the Company's election to use the Alternative Standard calculation for determining its required net capital.

9. RELATED PARTY TRANSACTIONS

The Company enters into transactions with its Parent. The Company has amounts due from Parent totaling $1,799,801 at June 30, 2016, which relate to profit distributions made to members of its Parent, tax payments made on behalf of members of its Parent and advances made on behalf of its Parent to America's Growth Capital Europe, LLP, a wholly-owned subsidiary of Parent, related to start-up costs and working capital advances.

10. CONCENTRATIONS

Given the nature of the Company's business, a substantial portion of the Company's revenues may be received from a small number of customers. For the year ended June 30, 2016, revenue from a single customer accounted for 11% of the Company's revenues. Additionally, for the year ended June 30, 2016, a receivable from a single customer accounted for 90% of the Company's accounts receivable.

11. 401(k) PROFIT SHARING PLAN

The Company sponsors a 401(k) profit sharing plan (the "Plan") offered to substantially all of its employees. The Company made no contribution to the Plan for the year ended June 30, 2016.